FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 8, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

Tokyo, May 8, 2019—Nomura Holdings, Inc. (the “Company”) today announced that the number of shares disposed and the number of allottees, etc., of Restricted Stock Unit (RSU) No.1 have been finalized, which relate to the disposition of treasury stock determined by its Executive Management Board held on May 14, 2018 (the “Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award and Submits Shelf Registration Statement” dated May 14, 2018, as outlined below.

RSU No.1
1. Disposition Date of Treasury Shares	May 7, 2019

2. Class and Number of Shares Disposed	9,926,385 shares of common stock of the Company

3. Disposition Price	611.4 yen per share

4. Total Amount of Disposition Price	6,068,991,789 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the Decision
Value of Assets to be Contributed: 6,068,991,789 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	8 Directors and Executive Officers of the Company (Excluding Outside Directors) 95,797 shares
31 Employees, etc. of the Company 80,584 shares
1,927 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 9,750,004 shares ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/